Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL proposes a fourth quarter 2015 dividend of €0.61/share and the option to receive the dividend in shares at a 10% discount

The Board of Directors of TOTAL met on February 10, 2016, and agreed to propose to the Annual Shareholders’ Meeting on May 24, 2016, a 2015 annual dividend of €2.44/share, stable compared to the 2014 annual dividend. This corresponds to a fourth quarter 2015 dividend of €0.61/share, unchanged compared to the previous three 2015 interim quarterly dividends.

The Board will also propose to the Annual Shareholders’ Meeting the alternative for shareholders to receive the fourth quarter 2015 dividend in cash or in new shares of the company discounted by 10%.

Subject to approval at the shareholders’ meeting:

•	the ex-dividend date for the fourth quarter dividend will be June 6, 2016;
•	the price of each new share will be equal to 90% of the average opening TOTAL S.A. price on the Euronext Paris over the 20 trading days preceding the shareholders’ meeting, reduced by the amount of the fourth quarter dividend, and rounded up to the nearest euro centime;
•	the payment of the dividend in cash or the delivery of shares issued in lieu of the cash dividend is set for June 23, 2016.

American Depositary Receipts (“ADRs”) will receive the final quarterly installment of the 2015 dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

•	ADR ex-dividend date: June 1, 2016
•	ADR record date: June 3, 2016
•	ADR distribution date for cash or shares issued in lieu of the cash dividend: July 1, 2016

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.

UK: TOTAL starts-up production at Laggan-Tormore in the West of Shetland

On February 8, 2016, TOTAL S.A. (including its subsidiaries and affiliates, “TOTAL” or the “Group”) announced the start-up of production from the Laggan and Tormore gas and condensate fields, located in 600 meters of water in the West of Shetland area. The fields will produce 90,000 barrels of oil equivalent per day (boe/d).

’’The Laggan-Tormore development consists of a 140 kilometer tie-back of four subsea wells to the new onshore Shetland Gas Plant which has a capacity of 500 million standard cubic feet per day. Following treatment at the gas plant, the gas is exported to the mainland via the Shetland Island Regional Gas Export System (SIRGE) and the condensates are exported via the Sullom Voe Terminal.

Total E&P UK operates Laggan-Tormore with a 60% interest alongside partners DONG E&P (UK) Limited (20%) and SSE E&P UK Limited (20%).

TOTAL signs Heads of Agreement to supply LNG to ENN in China

On February 4, 2016, TOTAL announced the signature of a binding Heads of Agreement with ENN LNG Trading for the delivery of 0.5 million tons per year of liquefied natural gas (LNG) for a period of 10 years. The deliveries will be sourced from TOTAL’s global LNG portfolio and are expected to begin in 2018 upon completion of ENN’s Zhoushan LNG receiving terminal.

Total Energy Ventures invests in two distributed solar energy start-ups

On February 2, 2016, TOTAL announced that Total Energy Ventures (TEV), its venture capital fund that invests in start-ups, acquired an interest in Off Grid Electric and Powerhive. Both companies offer solar solutions for use in rural areas that are off-grid or have limited access to the grid in emerging markets, especially in Africa.

Based in Arusha, Tanzania, and San Francisco, California, Off Grid Electric develops and markets distributed solar home systems and battery storage to power LED lights, mobile phone chargers and, optionally, small electronic appliances. The company provides light to more than 10,000 new customers each month. Off Grid Electric anticipates reaching 1 million people in Tanzania by 2017 and also plans to expand into other countries in the region.

Based in San Francisco, California, Powerhive develops and operates solar microgrids with battery storage and local distribution. The company supplies electricity to several hundred homes and businesses in off-grid rural communities. In 2015, it announced the launch of its first commercial-scale project for roughly 100 microgrids to supply 90,000 households in western Kenya.

Solar energy gives customers access to flexible, clean energy at affordable prices. Solar systems and microgrids are important components in sustainable distributed energy infrastructure and help drive economic development in rural regions. The solutions marketed by Off Grid Electric and Powerhive are based on mobile money payment.

TOTAL signs long-term agreements to supply LNG to state-owned Indonesian company Pertamina

On February 2, 2016, TOTAL announced the signature of long-term LNG sale and purchase agreements with state-owned Indonesian company Pertamina for the supply of LNG volumes increasing from 0.4 to 1 million tons per year over a period of 15 years beginning 2020.

Under the terms of the agreements, TOTAL will purchase from 2020 around 0.4 million tons per year of Pertamina’s contracted LNG volumes from Corpus Christi LNG, currently under construction in the United States. In parallel, TOTAL will supply from its global portfolio to Pertamina a volume growing over time from 0.4 to 1 million tons per year of LNG.

Audience of Patrick Pouyanné with Hassan Rouhani

On January 28, 2016, Patrick Pouyanné, Chairman and CEO of TOTAL, had an audience with Hassan Rouhani, President of Iran, to exchange on TOTAL’s perspectives in Iran.

The meeting was followed by the signature of a Memorandum of Understanding (MOU) between TOTAL and the National Iranian Oil Company (NIOC) as well as framework agreement for the purchase of crude oil, in particular for French and European refineries. Following the MOU, NIOC will provide the technical data on some gas and oil projects, so that TOTAL can assess potential developments in Iran.

Dominican Republic: TOTAL acquires the country’s main retail network and establishes its leadership in the Caribbean

On January 27, 2016, TOTAL announced the reinforcement of its Marketing & Services presence in the Caribbean with the acquisition from Putney Capital Management of a majority 70% interest in the leading Dominican fuel retailer. The transaction includes a well established network of 130 stations, along with significant commercial oil products and lubricants sales positions.

Putney Capital Management will continue to play an important role as TOTAL’s local partner in the Dominican Republic, retaining a 30% stake.

The joint venture will be named Total Dominicana and managed as part of TOTAL’s network of 600 service stations throughout nine countries in the Caribbean. TOTAL has been present in the region for more than forty years and holds leading positions in major Caribbean markets such as Puerto Rico, Haiti, Jamaica and the French West Indies.

Russia: TOTAL transfers 20% interest and operatorship of Kharyaga to Zarubezhneft

On January 21, 2016, TOTAL and Zarubezhneft announced their agreement to adjust their participation in the Kharyaga Production Sharing Agreement whereby TOTAL will transfer a 20% interest together with operatorship to Zarubezhneft. Following the completion of the transaction TOTAL will retain a 20% interest in Kharyaga alongside Zarubezhneft (40%, operator), Statoil (30%) and Nenets Oil Company (10%). The transaction is subject to the approval of the Russian authorities.

“Russia remains a key country for the Group. TOTAL has ambitious plans for the future through its established partnership with Novatek and the ongoing Yamal LNG project”, commented Arnaud Breuillac, President Total Exploration & Production.

The Kharyaga PSA involves the development of objects 2 and 3 of the Kharyaga oil field in the Nenets Autonomous District, with production of 30,000 barrels of oil per day. The project is technically challenging, with complex geology, heterogeneous carbonate reservoirs, waxy oil and a high content of H2S in associated gas. Since its start up in 1999, the project has safely produced a cumulative 15 million tons of oil and generated $3 billion for Russia.

Results of the option to receive the second quarter 2015 interim dividend in shares

The Board of Directors of TOTAL met on December 16, 2015, and declared a second quarter 2015 interim dividend of €0.61 per share and offered, under the conditions set by the fourth resolution at the Ordinary General Meeting of May 29, 2015, the option for shareholders to receive the second quarter 2015 interim dividend in cash or in new shares of the Company.

The period for exercising the option ran from December 21, 2015 to January 6, 2016. At the end of the option period, 38% of rights were exercised in favor of receiving the payment for the second quarter 2015 interim dividend in shares.

13,945,709 new shares will be issued, representing 0.57% of the Company’s share capital on the basis of the share capital of December 31, 2015. The share price for the new shares to be issued as payment of the second quarter 2015 interim dividend was set at €39.77 on December 16, 2015.

The settlement and delivery of the new shares as well as their admission to trading on the Euronext Paris occurred on January 14, 2016. The shares will carry immediate dividend rights and will be fully assimilated with existing shares already listed.

The total remaining cash dividend to be paid to shareholders who did not elect to receive the second quarter 2015 interim dividend in shares amounted to €918 million and the date for the payment in cash was set for January 14, 2016.

TOTAL’S Board of Directors elects Patrick Pouyanné as Chairman and Chief Executive Officer and appoints Lead Independent Director

At its meeting on December 16, 2015, TOTAL’s Board of Directors elected Patrick Pouyanné, Chief Executive Officer of TOTAL since October 22, 2014 and director since May 29, 2015, Chairman of the Board of Directors. As announced on October 22, 2014, Mr. Pouyanné therefore becomes Chairman and Chief Executive Officer of TOTAL, following the Board’s decision to recombine the two roles.

He succeeds Thierry Desmarest, whose term as Chairman of the Board of Directors expired on December 18, 2015, in line with the age limits specified in the Group’s bylaws. Thierry Desmarest, Honorary Chairman, will remain as a director until the Annual Shareholders’ Meeting on May 24, 2016.

In addition, upon the recommendation of the Chairman and Chief Executive Officer, the Board of Directors has decided to create the position of Lead Independent Director. The Lead Independent Director will in particular oversee the efficient running of the company’s governance structure, will chair the Governance and Ethics Committee and will be a key contact for shareholders on issues related to the Board of Directors’ responsibilities.

Patricia Barbizet, an independent director since 2008, has been appointed by the Board of Directors as Lead Independent Director. In this capacity, she will chair the Governance and Ethics Committee. She will also be a member of the Compensation Committee.

In addition, as part of this revised governance structure:

•	Marie-Christine Coisne-Roquette, independent director since 2011, will chair the Audit Committee.
•	Gérard Lamarche, independent director since 2012, will chair the Compensation Committee.

These appointments took effect on December 19, 2015.

As of December 19, 2015, the members of TOTAL’s Board of Directors are:

•	Patrick Pouyanné, Chairman
•	Thierry Desmarest, Honorary Chairman
•	Patrick Artus
•	Patricia Barbizet, Lead Independent Director
•	Marc Blanc
•	Gunnar Brock
•	Marie-Christine Coisne-Roquette
•	Paul Desmarais Jr.
•	Anne-Marie Idrac
•	Charles Keller
•	Barbara Kux
•	Gérard Lamarche

Congo: TOTAL starts up Moho Phase 1b deep offshore project

On December 11, 2015, TOTAL announced that it has brought on stream the Moho Phase 1b project, located 75 kilometers off the coast of Pointe-Noire in the Republic of the Congo. The project is operated by TOTAL and has a production capacity of 40,000 boe/d.

“Moho Phase 1b is our ninth start-up since the beginning of the year and will contribute to our strong production growth in the years to come,” commented Arnaud Breuillac, President Exploration & Production. Moho Phase 1b, located in water depths ranging from 750 to 1,200 meters, involves the drilling of 11 new subsea wells and the installation of the two most powerful subsea multiphase pumps in the world. It is tied back to the existing Floating Production Unit (FPU) of the Moho Bilondo field, producing since 2008.

The nearby Moho Nord development, launched concurrently with Moho Phase 1b in 2013, is ongoing and will add a further 100,000 boe/d of capacity.

Moho Phase 1b and Moho Nord are part of the Moho Bilondo license operated by Total E&P Congo with a 53.5% participating interest. The other partners are Chevron Overseas (Congo) Limited (31.5%) and the Société Nationale des Pétroles du Congo (15.0%).

TOTAL successfully places $1.2 billion “synthetic” bond financing

On November 25, 2015, TOTAL announced the successful placement of a new debt financing of $1.2 billion through a structure combining the issue of cash-settled convertible bonds with the purchase of cash-settled call options to hedge TOTAL’s exposure to the exercise of the conversion rights under the bonds. The “synthetic” bond financing resulting from these two products has no dilution impact on the equity.

The transaction enables TOTAL to access a new investor base and to benefit from improved financing terms compared to a senior bond issuance.

The bonds will mature on December 2, 2022, be issued at par, will bear a coupon of 0.50% and have a conversion price including a premium of 20% above the reference share price. This reference share price will be determined as the arithmetic average of TOTAL’s daily volume weighted average share price on the Euronext Paris converted in dollars over a period of ten consecutive trading days on the Euronext Paris, commencing on November 26, 2015.

TOTAL intends to use the net proceeds of the transaction of the bonds for general corporate purposes.

The book-runners will enter into transactions to hedge their respective positions under the call options, including transactions to be conducted during the period when the reference share price will be determined.

Memorandum of intent signed for rail line to bypass the Donges refinery in France

The French government, authorities for the Pays de la Loire region, the Loire-Atlantique department and the Municipality of Saint Nazaire, railway system operator SNCF Réseau and TOTAL signed on November 5, 2015 a memorandum of intent to build a rail line to bypass the Donges refinery in western France.

A critical step in moving forward with the planned work at the Donges refinery, the memorandum of intent:

•	Recognizes that building the bypass is crucial to developing the economy of the Loire estuary, securing the future of the Donges site and ensuring the safety of rail passengers.

•	Confirms the principle of shared financing, with each party — the French government, local authorities and TOTAL — paying one-third of the full cost of the bypass project, estimated at €150 million in all.

Establishes a schedule for implementing the bypass project. It is expected to be confirmed as being in the public interest in 2017, with the rail line completed and carrying traffic in 2021.

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